Tractebel Energia

SUEZ

RECEIVED

2004 JUL -7 A 8:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Florianópolis, June 25th, 2004.

CE DF-0010/2004

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

04035293

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

SUPPL

Gentleman,

We are enclosing a copy of the translation of the 55th (Fifty Fifth) and 56th (Fifty Sixth) minutes of Tractebel Energia S.A. Board of Directors Meeting, as well as Tractebel Energia's relevant fact, which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed sefl-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

dlw 7/13

cc.: Glorinete Laurentino
The Bank of New York

PROCESSED

JUL 13 2004

THOMSON FINANCIAL

RECEIVED
2004 JUL -7 A 8:5?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CNPJ/MF - 02.474.103/0001-19

MINUTES OF THE 55th (FIFTY FIFTH) BOARD OF DIRECTORS MEETING OF TRACTEBEL ENERGIA S.A.

On April 30th, 2004, at 03:00 p.m., at Av. Almirante Barroso, No. 52, 14th floor, room 1401, Rio de Janeiro city and state, members of the Board of Directors of Tractebel Energia S.A. assembled after regular convocation: Counselors Mr. Maurício Stolle Bähr, Mr. Jan Franciscus María Flachet, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa, representing the majority of its total members. The Board of Directors Chairman, counselor Mr. Maurício Stolle Bähr presided the meeting and proposed me, José Moacir Schmidt, as Meeting's Secretary, which was accepted by the other members. Greeting the presents, the President put in discussion the subjects of **Agenda**, included in the CA-002/2004 convocation, of April 21st, 2004, which were the following: **Item 1** – Electing members of the Company's Directory in charge up to April 2007; **Item 2** – Ratifying the signature of Additive Term No. 3 to the Contract No. 31191121 and Additive Term No. 6 to the Contract No. DGT.00.3340, respectively, of mineral coal supplying for Charqueadas TPP and for Jorge Lacerda Thermoelectric Complex, approved by the Company's Directory *ad referendum* of Board of Directors; **Item 3** – General Matters. After discussion of the matters, the Chairman put into vote the items of the Agenda, having the Counselors deliberated the following: **DELIBERATIONS: Item 1** – Approved, **by majority**, in view of vote abstention of the Counselour Manoel Arlindo Zaroni Torres specifically about his indication, justified by his condition of Company's President, the proposal of Directory's current members re-election in charge up to April, 2007, as follows: for **President, MANOEL ARLINDO ZARONI TORRES**, Brazilian, married, engineer, IC No. M428567 SSP/MG, issued on 28.07.1993, CPF/MF No. 115.116.056-34; for **Planning and Control Director, MARCO ANTONIO AMARAL SURECK**, Brazilian, married, engineer, IC No. 993711-0 SSP/PR, CPF/MF No. 200.638.909-25; for **Energy Production Director, JOSÉ CARLOS CAUDURO MINUZZO**, Brazilian, married, engineer, IC No. 1001904232 SSP/RS, issued on 09.04.1975, CPF/MF No. 199.412.420-20; for **Projects Implantation Director, ROBERTO DORVAL QUADROS**, Brazilian, married, engineer, IC No. 1/R 94.788 SSI/SC issued on 11.07.1979, CPF/MF No. 047.489.309-00; for **Financial and Investors Relationship Director, MARC JACQUES ZELIE VERSTRAETE**, Belgium, married, engineer and economist, inscripted at national foreign people registry under No. V291716-6 SRE/DPMAF/DPF, CPF/MF No. 009.031.889-70; for **Business and Trade Director, MIROEL MAKIOLKE WOLOWSKI**, Brazilian, married, electrician engineer, IC No. 100.911-SSI/SC issued on 11.07.1979, CPF/MF No. 257.380.469-00; for **Administrative Director, LUCIANO FLÁVIO ANDRIANI**, Brazilian, married, Administrator, IC No. 1/R 374.182 SSI/SC issued on 28.12.1978, CPF/MF No. 375.647.309-00, all resident in Florianópolis city, capital of Santa Catarina State, and with professional dwelling, on terms of article 72 of Brazilian Civil Code, at Rua Antônio Dib Mussi, 366, Centro, Florianópolis/SC, CEP 88015-110, where they receive citation and notification. The Board of Directors Chairman thanked the Directors of their personal engagement, competence and dedication on mandate which finishes, and wished to all a new promising mandate. **Item 2** – Ratified, **by unanimity**, as per DD-216-0002 and DD-216-0001, both dated 29/03/2004, the signature by the Company's Directory, *ad referendum* of Board of Directors, of Additive

Term No. 3 to the Contract No. 31191121 and of Additive Term No. 6 to the Contract No. DGT.00.3340, respectively for supplying the mineral coal to Charqueadas TPP and to the Jorge Lacerda Thermoelectric Complex. **Putting the words to the disposition** of the present Counselors, there was no manifestation, which lead the Chairman to end the meeting works, asking to be drawn up the present Minutes by me, Secretary, which after being read and thought accordingly, was signed by the present members of Board of Directors, including the Chairman and me. Florianópolis/SC, April 30th, 2004.

Maurício Stolle Bähr
Chairman

Jan Franciscus María Flachet
Counselor

Manoel Arlindo Zaroni Torres
Counselor

Victor-Frank de Paula Rosa Paranhos
Counselor

Luiz Antônio Barbosa
Counselor

José Moacir Schmidt
Secretary

CNPJ/MF - 02.474.103/0001-19

MINUTES OF THE 56th (FIFTY SIXTH) BOARD OF DIRECTORS MEETING OF TRACTEBEL ENERGIA S.A.

On May 28th, 2004, at 03:00 p.m., at Av. Almirante Barroso, No. 52, 14th floor, room 1401, Rio de Janeiro City and State, members of the Board of Directors of Tractebel Energia S.A. assembled after regular convocation: Counselors Mr. Maurício Stolle Bähr, Mr. Dirk Beeuwsaert, Mr. Jan Franciscus María Flachet, Mr. Nicolas Alain Marie Tissot, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa, representing the total of its members. The Board of Directors Chairman, counselor Mr. Maurício Stolle Bähr presided the meeting and proposed me, José Moacir Schmidt, as Meeting's Secretary, which was accepted by the other members. Greeting the presents, the President put in discussion the subjects of **Agenda**, included in the CA-003/2004 convocation, of May 21st, 2004, which were the following: **Item 1** – Electing new member to integrate the Strategic Committee; **Item 2** – Writing off permanent assets' goods; **Item 3** – Transference Contract of Participation in Enterprise; **Item 4** – Ratifying contracts of energy sale settled by the Company; **Item 5** – Ratifying signature of Additive Term No. 7 to Contract No. DGT.00.3340, of mineral coal supplying for Jorge Lacerda Thermoelectric Complex, approved by the Company's Directory *ad referendum* the Board of Directors; **Item 6** – General Matters. After discussion of the matters, the Chairman put into vote the items of the Agenda, having the Counselors deliberated the following: **DELIBERATIONS:** **Item 1** – Approved, **by unanimity**, the name of Mr. **NICOLAS ALAIN MARIE TISSOT,** French, married, economist, holder of passport No. 03XY08488 issued by France's government on April 25th, 2003, with office at Place du Trône, 1 - B 1000, Brussels, Belgium, to perform the function of member of Company's Strategic Committee, in replacement of Mr. Eric Louisa Frans Kenis, which renounced. At the opportunity, the Board of Directors Chairman thanked the dedication and competence of the Counselor Eric Louisa Frans Kenis while member of Strategic Committee. **Item 2** – Approved, **by unanimity,** according to the DD-221-0001 dated 18/05/2004, which will be filed at the Company, the write-off of the fixed assets as per spreadsheet attached to the DD and Obsolescence Technical Award; **Item 3** – Approved, **by unanimity**, as per DD-222-0002, of 24/05/2004, that the celebration of Transference Contract of Participation in Enterprise and of Non Operational Consortium related to the Jacui Thermoelectric Power Plant, and its decurrent effects will remain filed in the Company; **Item 4** - Ratified, **by unanimity,** that the energy sales contracts celebrated by the Company and constant of presented list will remain filed in the Company; **Item 5** – Ratified, **by unanimity,** as per DD-221-0003, of 18/05/2004, the signature by Company's Directory, *ad referendum* of Board of Directors, the Additive Term No. 7 to the Contract No. DGT.00.3340, of mineral coal supply to the Jorge Lacerda Thermoelectric Complex. **Item 6** – Approved, **by unanimity**, the celebration of additive term to the Rendering Services Contract settled on May 2002 between Tractebel S.A. and Tractebel Energia S.A., having the aim to adjust the referred Contract to the new social denomination of Tractebel S.A., which passed to denominate Suez-Tractebel S.A. **Putting the words to the disposition** of the present Counselors, there was no manifestation, which lead the Chairman to end the meeting works, asking to be drawn up the present Minutes by me, Secretary, which after being read and

thought accordingly, was signed by the present members of Board of Directors, including the Chairman and me. Rio de Janeiro/RJ, May 28th, 2004.

Maurício Stolle Bähr
Chairman

Jan Franciscus María Flachet
Counselor

Manoel Arlindo Zaroni Torres
Counselor

Victor-Frank de Paula Rosa Paranhos
Counselor

Dirk Beeuwsaert
Counselor

Nicolas Alain Marie Tissot
Counselor

Luiz Antônio Barbosa
Counselor

José Moacir Schmidt
Secretary

Tractebel Energia

Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis - SC

LISTED COMPANY – CNPJ 02.474.103/0001-19

RELEVANT FACT

Tractebel Energia S.A. communicates to its shareholders and to the market as a whole that it signed the Participation Transfer Contract ("Contract"), on June 6th, 2004, through which it transferred to Elétrica Jacui S.A. - ELEJA, 33.33% of the undertake which comprises the Jacui Project, located in Charqueadas city – RS.

The Jacui Project, a coal fired thermoelectric power plant with 350 MW foreseen capacity, is paralyzed since 1991.

Concomitantly to the settlement of the referred Contract, the parties signed the Consortium Constitution Contract, through which Tractebel Energia S.A. is obliged to make available to ELEJA, its experience in development, implantation, operation and commercial exploration of undertakes similar to the Jacui Project. The Consortium will not have operational character and will not assume any kind of obligation toward third parties.

Florianópolis, June 4th, 2004.
Marc Jacques Zelie Verstraete
Financial and Investors Relationship Director

suez